Exhibit 99.2

STARFIELD RESOURCES INC.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2012

GENERAL

The following is management’s discussion and analysis (“MD&A”) of the operations, results, and financial position of Starfield Resources Inc. (“Starfield” or “the Company”) for the three and six  months ended August 31, 2012, which should be read in conjunction with the Company’s audited financial statements for the year ended February 29, 2012.

Unless otherwise noted, amounts are in Canadian dollars.

FORWARD LOOKING STATEMENTS

Certain information contained or incorporated by reference in this MD&A, including any information as to Starfield`s future financial or operating performance, constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intends”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of nickel, copper, platinum, palladium, chromium, gold, and cobalt; volatility in the price of fuel and electricity; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada and the USA; business opportunities that may be pursued by the Company; the anticipated impact of converting to International Financial Reporting Standards, operating or technical difficulties in connection with mining or development activities; employee relations; litigation; the speculative nature of exploration and development, including the risks of obtaining necessary licenses and permits; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks. Many of these uncertainties and contingencies can affect the Company`s actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Starfield. These factors are discussed in greater detail in the Company’s most recent Form 20-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable laws.

NOTE TO U.S. INVESTORS REGARDING RESERVES AND RESOURCE ESTIMATES

The Company is required under Canadian law (National Instrument 43-101) to calculate and categorize mineral reserves and resources under the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”), CIM Standards on Mineral Resources and Reserves Definitions and Guidelines. These guidelines establish definitions for the reporting of exploration information, mineral resources and mineral reserves in Canada. The U.S. Securities and Exchange Commission (the “SEC”) has not adopted or approved these definitions for use in the United States.

Canadian law requires disclosure of mineral resources that equate to measured, indicated and inferred resources if such resources are material to the company. While the terms “measured resource”, “indicated resource” and “inferred resource” are recognized and required by Canadian securities laws, the SEC does not recognize them, including under its Industry Guide 7. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. persons are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the “inferred resources” will ever be upgraded to a higher category. Therefore, U.S. persons are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically.

Accordingly, information concerning descriptions of mineralization, resources and reserves contained herein, and in information filed by the Company on SEDAR and EDGAR, may not be comparable to information made public by U.S. companies subject only to the reporting and disclosure requirements of the SEC.

DATE

This MD&A covers the three and six months ended August 31, 2012, and was prepared on October 11, 2012.

OVERALL PERFORMANCE

Introduction

Starfield is a geologically diverse resource company with multiple projects in favourable geographical settings, including:

•
The Ferguson Lake Project, a nickel-copper-platinum-palladium-cobalt property, located in Nunavut, Canada, consisting of ten mineral leases totalling 23,935 acres and 107 active claims totalling 220,273 acres.  The Company has incurred substantial exploration expenditures on the Ferguson Lake property in the last few years as it established a very large resource. On March 20, 2008, the Company announced positive economics from a preliminary assessment (“scoping study”) of its 100%-owned Ferguson Lake project. On February 21, 2012, the scoping study was updated, and continued to show that the project was economically attractive. Potentially large and economically viable deposits, such as Ferguson Lake, are not common, especially in a politically stable environment like Canada.

All dollar values are in Canadian dollars unless otherwise indicated.

•
the Stillwater Project, a nickel-copper-cobalt-platinum-palladium property located in Montana, USA, covering approximately 12,720 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producers of platinum group metals;

•
the Superior Project(formerly Moonlight), a copper-silver property located in California on which two advanced stage copper-silver targets have been partially defined by previous mining and exploration; and,

•	one early stage Nevada gold property, currently held under a three year option to purchase agreement with a U.S. gold company.

Highlights

On June 8, 2012, the Company renewed its commercial lease for the Ferguson Lake property for a period of five years expiring on July 22, 2017.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2.0 million. The funds will be used for working capital and exploration in Canada and the United States.

On May 7, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

On May 7, 2012, the Company announced the appointment of Mr. Wayne Fraser as Interim Chief Financial Officer.

On May 3, 2012, the Company announced the results of its 2011 exploration drill program at the Company’s Stillwater project in Montana. The drill results reveals that none of the widely spaced holes drilled along various segments of the VEZ horizon located west of the Stillwater River contained any significantly anomalous Pt-Pd mineralization. The one hole drilled on the Crescent Creek Dunite did reveal the presence of strongly anomalous, near surface Pt-Pd mineralization as well as a deeper zone of Cu-Ni mineralization related to submassive sulphides.

On March 23, 2012, the Company announced the resignation of Mr. Greg Van Staveren as Chief Financial Officer.

Financial Summary

The going concern basis of presentation contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures (“CEE”) prior to December 31, 2012.  The Company has working capital of $1,444 to fund a portion of the above noted CEE and is therefore required to raise additional cash flows to be able to meet the flow-through requirements by December 31, 2012.  To the extent that the Company does not meet the CEE expenditure requirement prior to December, 31, 2012, the Company will be subject to the provision of the Flow-Through Subscription Agreement in which the flow-through common shares were issued, resulting in a contractual obligation to the Company of approximately $2,100.  Assuming that the Company does not complete the CEE prior to December 31, 2012, this will result in the Company have a pro forma working capital deficiency of approximately $700 after reflecting the associated flow-through agreement contractual obligation, but not including the effect of the costs of ongoing operation.  The Company currently has no sources of cash inflows, other than equity (non flow-through and flow-through) financings or the disposal of mineral property interests.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise sufficient equity financing or through the disposal of certain of its mineral property interests.  There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company’s condensed interim consolidated financial statements as at August 31, 2012 do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying values of mining assets.  Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

As at August 31, 2012, Starfield had $1.7 million in cash compared to the February 29, 2012, year-end balance of $1.1 million.

The Company had working capital of $1.4 million as of August 31, 2012 (February 29, 2012 - $0.5 million).

The Company’s financial instruments consist of cash, guaranteed investment certificates, account receivable and refundable deposits, accounts payable plus accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. No cash or investments are held in commercial paper or asset based securities.

Other Information

The results of operations reflect the costs of property acquisitions, exploration expenses and costs incurred by the Company in order to maintain its properties in good standing with regulatory authorities, and for administrative infrastructure to manage the acquisition, exploration, and financing activities of the Company. General and administrative costs can be expected to increase or decrease in relation to the changes in activity required as property acquisitions and exploration continue. General and administrative costs are reduced by interest earned on bank accounts and short term investments. As of August 31, 2012, the Company had not recorded any revenues from its exploration projects.

OUTLOOK

Junior exploration companies typically rely upon equity financing or joint venture partnerships to fund their activities, and it is still difficult for many mining companies to raise funds. While Starfield currently has positive working capital, future exploration programs will require the Company to raise additional funding.

During the six months ended August 31, 2012, funds have been spent for preparation of camp for exploration, maintenance, and environmental remediation costs at the Ferguson Lake property and claim maintenance fees at both the Stillwater and Superior properties.

All dollar values are in Canadian dollars unless otherwise indicated.

During the six months ended August 31, 2012 the Company:

•	Undertook required maintenance, permitting and environmental remediation at the Ferguson Lake camp.
•	Set-up of camp for the preparation of exploration.

Starfield will continue to advance its projects in financially prudent ways. The Company will maintain the Ferguson Lake, Stillwater and Superior properties during 2012.

FERGUSON LAKE PROJECT

Introduction

The Ferguson Lake project consists of ten mineral leases totalling 23,935 acres and active current claim blocks spanning 220,273 acres. Indicated and Inferred resources total more than 44 million tonnes. The Ferguson Lake Project is the largest base metal (nickel-copper-cobalt) and platinum group metals (“PGM”) project in Nunavut.  Advanced exploration has been conducted by the Company since entering into an option agreement in 1999 whereby Starfield purchased a 100% interest in the mineral claims comprising the Ferguson Lake Property. The Company has undertaken a number of exploratory programs, which have included geological mapping and prospecting, surface and airborne geophysical surveys, and diamond drilling. Additionally, in the recent past Starfield has been carrying out exploration for diamonds and gold in other areas of its property. By advancing the massive sulphide discovery towards development, and uncovering value in additional areas of its large land holding, Starfield is well positioned to take advantage of future metal markets.

The 2011 Ferguson Lake exploration drilling program totalling 1,866 metres was completed during the quarter ended November 30, 2011. The exploration drilling program was designed to further evaluate, as well as extend, the 119 Zone Extension, which is located approximately 3.0 kilometers southwest of the West zone resource area. This is an area in which limited drilling in the past has intersected relatively thick sections of Cu-Ni-Co-PGE mineralization at depths greater than 1,000m. Additionally, hole FL11-431 tested a previously untested zone possessing an encouraging conductivity response associated with a well developed surface gossan, while hole FL11-430 intersected massive sulphide mineralization at a shallow depth in The West zone that may slightly increase the known resources.

During the quarter ended August 31, 2011, the Company completed the exploration drilling of two holes, FL11-430 and FL11-431, to depths of 215 metres and 422 metres respectively. Hole FL11-430 was completed on July 31, 2011 and hole FL11-431 was completed on July 29, 2011.

The Company completed the drilling of exploration hole FL11-432 on September 5, 2011, to a depth of 1,229 metres, located on the 119 Zone Extension. Drill hole FL11-432 confirmed the continuity of massive sulphide mineralization between two previously drilled exploration holes, FL04-174 and FL04-200, as well as the extension of ore grade mineralization approximately 350 metres southwest of exploration hole FL04-174.

On November 10, 2011, the Company announced that the 2011 summer drilling program confirmed and better defined the massive sulphide mineralization in a portion of the West Zone, and extended the deep massive sulphide mineralization comprising the 119 Zone Extension southwest by 350 meters.

All dollar values are in Canadian dollars unless otherwise indicated.

Preliminary Economic Assessment Study Confirms Economic Potential of Ferguson Lake Project

On February 21, 2012 a completed update to the Preliminary Economic Assessment (PEA) of its 100%-owned Ferguson Lake project located in Nunavut was prepared by RPA (formerly Scott Wilson RPA).

This PEA was originally completed in April 2008.  The updated version, dated November 30, 2011, reflects engineering and exploration work completed since 2008. A copy of this report is available at www.sedar.com.

This February 2012 PEA shows that the Ferguson Lake project has positive economics.

Highlights of this PEA are as follows:

•	Undiscounted pre-tax cash flow $4,484 million over 20 year mine life
•	Pre-tax IRR of 16.8% and a CDN$1,061 million NPV at an 8% discount rate.
•
At current metal prices (November 22, 2011) of US$8.05 nickel, US$3.36 copper and US$14.50 cobalt, as well as $100 per tonne hematite and $100 per tonne acid, the project has an undiscounted pre-tax flow of $3.3 billion and an IRR of 13.6%.

•	Production anticipated at 25.6 million lbs. nickel, 41.6 million lbs. copper, and 2.9 million lbs. cobalt annually.
•	Average NSR value of $239 per tonne
•	Total average operating costs of $88.43 per tonne milled.
•	Resources sufficient to enable operations for 20-year mine life
•	Capital costs estimated to be CDN$1.58 billion (life of mine)
•	Hydromet process allows for very economical operations by northern standards, with by-product electrical power generation

East Zone Mineral Resources have not been considered for the purposes of this PEA, as they are lower grade, do not contain estimates for cobalt grades, and are physically isolated from the Main West Zone and West Extension (on the opposite side of Ferguson Lake). There is, however, the potential to extend the mine life in future studies, by inclusion of the East Zone. The PEA also does not include the recovery of PGE’s and therefore excludes the potential of the low-sulphide, PGE style of mineralization located adjacent to and below the subject massive sulphide resource. The PEA also does not include the 2011 drill results for core holes FL11-430 and FL11-432 (the results of which appear in the November 10, 2011 press release), which potentially extend existing mineralization of the West Zone to the southwest by 350 metres. Finally, minimal net value was placed on the sulphuric acid produced as a by-product credit, as customer contracts and related transportation costs are not yet negotiated.

The PEA was prepared under the supervision of Messrs. Graham Clow, P.Eng., President  and CEO of RPA of Toronto, and Normand Lecuyer, P.Eng., Principal Mining Engineer for RPA both of whom are Independent Qualified Persons as defined under NI 43-101. Mineral Resources on which the PEA is based used CIM definitions and included all diamond drilling up to and including 2008. The resource estimate was prepared by Jamie Lavigne, P. Geo., Associate Consulting Geologist with RPA an Independent Qualified Person, as defined under NI 43-101.

The PEA study for Ferguson Lake is based on the following general assumptions:

•
Indicated Resources of 15.8 million tonnes grading 0.65% nickel, 1.00% copper, 0.07% cobalt, and Inferred Resources of 20.8 million tonnes grading 0.67% nickel, 1.11% copper, and 0.08% cobalt (excluding the East Zone).

All dollar values are in Canadian dollars unless otherwise indicated.

•	The Met plant feed of 40.3 million tonnes grading 0.61% nickel, 0.98% copper and 0.07% cobalt, using appropriate mining dilution and typical mining losses factors.
•	Mineral resources were estimated at NSR cut-off grades of $53 and $97 per tonne for open pit and underground, respectively.
•	Ore production rate of 6,000 tonnes per day, or 2.1 million tonnes per year, using mechanized cut and fill mining.
•	Grinding facilities at Ferguson Lake
•	285 km slurry pipeline to the process plant site
•	Port and ship loading facilities at Arviat
•	Average annual production of 25.6 million lbs. of nickel, 41.6 million lbs. of copper, 2.9 million lbs. of cobalt, and 0.85 million tonnes of sulphuric acid
•
Base case revenue model utilized prices of US$10.00 per pound nickel, US$3.50 per pound copper, US$20.00 per pound cobalt, $125 per tonne hematite, which resulted in a pre-tax IRR of 16.8% and a pre-tax NPV of $1,061 million at a 8% discount rate

•	Total Met plant feed tonnes and grade to be 40.3 million tonnes grading 0.61% nickel, 0.98% copper, and 0.07% cobalt
•	An average operating cost of CDN$88.43 per tonne milled

The pre-tax Internal Rate of Return (IRR) is 16.8%. Pre-tax Net Present Value (NPV) of the project at various discount rates is as follows:

•	Pre-tax NPV @ 5% $1,872 million
•	Pre-tax NPV @ 8% $1,061 million
•	Pre-tax NPV @ 10% $692 million

Capital costs are estimated to be CDN$1.58 billion (life of mine). The scoping study was designed to provide the best return on investment and there were no constraints placed on initial capital investment. Capital costs include a large tank farm, development of the hydromet process, a slurry pipeline (estimated to cost CDN$130 million) and an overhead power transmission line. Capital costs of the project are somewhat higher than originally planned, but are expected to create an operating cost structure that is at the low end of industry standards for northern operations.

The Ferguson Lake project will initially consist of a small open pit mine. Plans call for further development into an underground mine within one year. Infrastructure is to include a processing plant onsite at Ferguson Lake to crush, clean and grind massive sulphides into slurry. A 285-km pipeline, as the crow flies, will transport the slurry from Ferguson Lake to a metallurgical processing plant site located at Arviat. The two facilities will also be connected by a 285-km 11-megawatt power line that follows the same path as the slurry pipeline.

The hydrometallurgical processing plant will extract pure, LME-grade nickel, copper and cobalt metals from the Ferguson Lake massive sulphides at very competitive production costs. Unlike most metallurgical extraction processes, this environmentally friendly method generates no toxic residues, recycles key reagents within the process, and produces sufficient electricity directly from the massive sulphides to power both the plant and the mine, with some excess electricity left over for potential sale.

The electricity will be produced from steam generated as a result of burning the hydrogen sulphide gas generated from the first stage of leaching. This generates a vast amount of heat while producing a saleable reagent (sulphuric acid) and superheated steam from which to generate the electricity. “There is currently a major shortage of sulphuric acid, which is expected to continue for the foreseeable future.

The PEA is preliminary in nature, and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the reserves development, production and economic forecasts on which this scoping study is based will be realized.

All dollar values are in Canadian dollars unless otherwise indicated.

Exploration Program

Significant exploration and diamond drilling was undertaken during 2008 and was primarily designed to upgrade the confidence in a part of the existing copper-nickel-cobalt sulphide mineralization through a series of interspaced and extended drill holes. Additionally, a portion of the drilling was extended beneath the massive sulphide resource in an effort to further understand the low-sulphide PGM occurrence. As a result of this drilling, the massive sulphides were remodelled in December 2008 by Roscoe Postle Associates, Inc.

During late April 2009, the Company flew a detailed helicopter-borne geophysical survey designed to further delineate possible diamond and gold targets in the vicinity of the Y Lake Trend. This detailed geophysical program consisted of combined DIGHEM electromagnetic and Horizontal Magnetic Gradiometer surveys totalling 4,729 kilometres. In addition to better defining the complex geology within the survey area, the completed processing and interpretation of the data has identified 14 resistivity anomalies. These anomalies were thought to be potentially significant, since their size (greater than 100 metres in diameter), shape and apparent continuation to depth may be indicative of kimberlitic intrusive features. Anomaly M4 was particularly encouraging since it is located approximately 1.5 kilometres up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies performed by SGS Mineral Services. Additional ground reconnaissance work, rock-chip sampling of targeted areas and closely spaced follow-up till sampling would be the next steps for each of the identified anomalies.

On October 5, 2009, Starfield announced the signing of a joint venture agreement with Thanda to advance Starfield’s previously identified diamond exploration program. The agreement gives Thanda the right to earn an initial 50% participating interest in a joint venture that will focus on the exploration and development of the diamond potential at the Ferguson Lake property by incurring cumulative exploration expenses of $6.5 million over a three year period. After the initial $6.5 million investment, Thanda may choose to commence a prefeasibility study. Upon completion of a prefeasibility study, Starfield may choose to either retain a 30% interest in the project by paying its pro-rata share of the costs of the prefeasibility study and future development, or convert to a 3% gross revenue royalty.

On October 27, 2009, Starfield announced its 2009 drill program for diamonds had commenced on the first of seven high-priority kimberlite-type geophysical anomalies at the Company’s large Ferguson Lake Project in Nunavut, Canada. Thanda is funding the drill program and providing their diamond expertise to design and supervise the program, while Starfield is operating the program using its existing Ferguson Lake infrastructure.

The initiative provided for seven holes to be drilled over four weeks at seven high-priority targets, conditions permitting. Initial drilling commenced at anomaly M4, located approximately 1.5 kilometers up-ice of till sample TDS5-126, which contained the previously reported micro-diamond found during mineralogical studies by SGS Minerals Services. The 14 electromagnetic anomalies were identified by a detailed helicopter-borne geophysical survey. Maps indicating the location of these anomalies can be viewed on Starfield’s website. This program was completed at the end of the third quarter of fiscal 2010.

During the 2010 exploration program, Starfield Resources attempted six core holes and completed five holes totaling 1,126m. Four of the holes (FL10-424 thru FL10-427), as well as reconnaissance work were designed to further evaluate formations having coincident geochemical and geophysical anomalies located in the Y Lake area, while the remaining two holes (FL10-428 and FL10-429) were designed to evaluate a strong airborne conductivity anomaly that is possibly related to the down dip continuation of the South Discovery Zone. The drill holes located in the Y- Lake area intersected zones of weakly anomalous base metals, while hole FL10-429 intersected a thin zone of sub-massive to massive sulphide mineralization. Hole FL10-428 was not completed.

All dollar values are in Canadian dollars unless otherwise indicated.

Hydrometallurgical Testing

In 2006, the Company announced the successful hydrometallurgical bench-scale test extraction of base metals from the Ferguson Lake massive sulphide mineralization, and the subsequent production of high purity nickel and copper metal from the process solution. The 2006 program resulted in laboratory recoveries (from sulphide core samples) ranging from 98% to 99.8% for copper and nickel and 60% to 70% for cobalt. During the two-stage treatment process, the PGMs remain in the final residue (10% of original mass of sample) as a precious metal concentrate with a grade between 30 and 50 grams of palladium plus platinum per tonne. Separate electrolytic nickel and copper (99.99% purity) metal coupons (wafers) have been produced from the hydrometallurgical treatment solutions.

The success of this research program has allowed Starfield to develop a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover the base and precious metals from its Ferguson Lake massive sulphides. This process is carried out at atmospheric pressure, thus eliminating the need for a pressure leaching system. The research is focused on the crucial process step of iron precipitation and regeneration of the hydrochloric acid needed for the leaching step.

In 2006, the Company provided funding to Dr. Harris to arrange and build a two-stage mini pilot plant leach circuit. The custom-built pilot plant is designed to provide continuous feed and testing of the process. In 2007, the Company signed a contract with SGS Lakefield Research Limited to test the mini pilot plant using the Ferguson Lake massive sulphides. The process circuit’s modular units were set up at the SGS laboratory facility located in Lakefield, Ontario. Dr. Harris and the professional hydrometallurgical staff of Lakefield successfully carried out the project to its completion in the fall of 2007. The objectives of the project were fully realized, by demonstrating the continuous operational capability of the leaching circuits, and providing the data necessary for the scoping study.

During 2006 and 2007, SGS Lakefield Research Limited was also contracted to carry out flotation and metallurgical testing on Ferguson Lake massive sulphide mineralization, and to conduct Platsol Hydrometallurgical leaching of first stage leach concentrate produced from the Harris hydro-metallurgical process. All of these projects have been completed to support the Scott Wilson RPA scoping study evaluation of the Ferguson Lake Project.

In 2008, the Company released further successful test results from the refinement of the hydrolysis circuit in its hydrometallurgical process. During batch testing, the iron hydrolysis and acid recovery circuit worked well, producing high quality hematite and simultaneously recovering high strength hydrochloric acid. The hematite is of sufficient purity and quality to be used directly in steelmaking, and therefore presents a potential new revenue stream for the Ferguson Lake project. Testing of the semi-continuous circuit for iron hydrolysis, precipitation and hydrochloric acid recovery has been ongoing in Montreal. Initial results are encouraging, and further testing is planned.

Preliminary results show:

•	The procedure can be effectively and efficiently translated from the initial batch mode of testing to continuous operation. This is a key achievement in any hydrometallurgical process;
•	Hydrochloric acid, ranging from 30% to 35% in strength, has been continuously, and more importantly, steadily and consistently produced over extended periods of several hours; and,

All dollar values are in Canadian dollars unless otherwise indicated.

•
The process generates a highly crystalline black hematite, with a coarse texture that filters very well, and an iron content of 68% to 71%, with no detectable base metals and very low chloride content (<0.2%).

Since the publication of the Company’s scoping study that was filed on SEDAR on May 1, 2008, considerable progress has been made towards optimizing and finalizing the process circuit. The magnesium chloride matrix has been replaced by hydrochloric acid leaching. All the data generated with magnesium are equally applicable to acid alone. The primary leach and secondary leach, both of which were successfully piloted at SGS Lakefield in 2007, perform exactly the same with iron as the matrix as they did with magnesium.

Early in 2009, Starfield engaged the Department of Mining and Materials Engineering, Hydrometallurgy Group, at McGill University in Montreal to perform a series of bench scale and semi-continuous oxidation and hydrolysis tests. These tests were designed to follow up on McGill’s work conducted under a Natural Sciences and Engineering Research Council of Canada (NSERC)/Starfield Collaborative Research and Development (CRD) grant. The majority of this work was completed during the summer and fall of 2009 under the guidance of Professor George Demopoulos. The McGill test work showed that under semi-continuous conditions, the oxidation and hydrolysis process results continued to behave in a manner that the Company expects will lead to commercial application.

The Company has contracted SGS Minerals Services in Lakefield, Ontario to advance the development of the hydrometallurgical process to demonstrate that the key steps in the process can operate successfully using commercially available equipment and massive sulphides from Ferguson Lake. The test work will initially focus on perfecting the oxidation and hydrolysis process steps with a synthetic solution.  Once the test work has been established, 100 kilograms of massive sulphide from Ferguson Lake will be processed to determine any chemical implications to the hydromet circuit.  A successful outcome from these tests will advance the hydromet development to its final phase, which includes the design and construction of a mini pilot plant capable of treating massive sulphides.

On April 21, 2010, the Company provided an update on the Hydrometallurgical process for recovering metal from massive sulphide ores.  The circuit testing has surpassed the oxidation goals assumed from prior modeling and costing calculations on the circuit. Previous work assumed that 75% of the ferrous iron would be oxidized in a single pass through the oxidation reactor, while SGS test work has achieved a best result of 86%. The impact of higher percentage oxidation of ferrous iron is reduced reagent consumption downstream, which reduces operating costs.

The Company generated the process information needed to fully define the Ferguson Lake circuit, and on August 16, 2010, announced that it had extended its contract with SGS Canada to continue development of the hydromet process up to the actual pilot plant stage.

On May 24, 2011, the Company announced positive preliminary test results on the processing of Ferguson Lake ore.

The hydrometallurgical technology being developed is engineered to recover base metals from massive sulphides at the Company’s Ferguson Lake project in Nunavut in an environmentally friendly, cost effective and energy efficient manner.

Testing has been performed by SGS Canada Inc. in Lakefield, Ontario. Phase I testing, completed in the summer of 2010, successfully demonstrated continuous operation of the oxidation and hydrolysis sections of the hydrometallurgical process using a synthetic feed (primary leach solution).  Phase II testing began in the fall of 2010 and concluded in April 2011, successfully demonstrating the oxidation and hydrolysis sections using actual feed made from Ferguson Lake massive sulphides.

Results from testing of the primary and secondary leach circuits show recoveries of 97% copper, 96% nickel, and 88% cobalt from a bulk sulphide concentrate produced from Ferguson Lake ore into the leach solution. The remaining metals, including PGEs, were left in the leach residue.

All dollar values are in Canadian dollars unless otherwise indicated.

Leach solution generated from the bulk Ferguson Lake concentrate was used to successfully demonstrate stable, continuous, simultaneous operation of the two enabling steps in the hydrometallurgical technology, i.e. oxidation and hydrolysis. The solution from the primary leach was continuously oxidized and the oxidized solution was sent directly to continuous hydrolysis.  Two campaigns of one week each were run.  The target oxidation level (80% of the ferrous iron in the leach solution) was achieved and in both campaigns reached up to 90 percent.

The extent of hydrolysis achieved also substantially exceeded expectations - the expected extent was about 30 percent per pass, compared to just over 70 percent achieved, with the operation of the hydrolysis reactor remaining stable.

The solution from the oxidation and hydrolysis campaigns was used in a continuous secondary leaching campaign, and the solution from the secondary leach was re-oxidized in a secondary oxidation step in which 97% to 98% of the ferrous iron was oxidized.

Targeted oxidation of the same material at 80% for a single pass was achieved in 18 hours of residence time, with the oxidation level increasing to as much as 90% in the subsequent 30 hours of residence time.

Hydrolysis tests on synthetic solution altered its content to produce from 20% to 26% hydrochloric acid.  Higher acid levels in the range of 34% could be produced, but unacceptably high amounts of iron oxide were generated as a by-product. Interim filtration of the solution was used to remove iron oxide, along with acid washing of the same iron oxide to reduce the residual chlorine to less than 1%.  The overall efficiency of the oxidation and hydrolysis circuits now approaches 100%.

The Company believes that all its work to date on the Hydromet process has confirmed that the process will operate as designed. Given the Company’s current financial condition, the Company has temporarily delayed the construction of the Hydromet mini-pilot plant.

The technical information in this news release has been reviewed by Ray Irwin, BSc, P.Geo, a Qualified Person in accordance with National Instrument 43-101.

STILLWATER PROJECT

The Stillwater Project, comprising approximately 12,720 acres, is located in south central Montana, approximately 129 kilometres west southwest of the city of Billings. The project consists of 34 patented lode claims, 234 unpatented lode mining claims, 7 unpatented placer claims, 2 mill site claims and 1 tunnel claim. The project area is in the southern part of the Stillwater Complex, an Archean-age layered mafic-ultramafic magmatic intrusion exposed for 48 kilometres along the northern margin of the Beartooth Mountains. The Stillwater Complex and adjacent rocks have been known to contain copper, nickel, cobalt and chromium deposits since the late 1800s. More recently, deposits of PGM elements have been recognized. Historical resources were defined on the properties, but are not in compliance with NI 43-101.

As previously noted above, Starfield’s Stillwater Project overlies a significant part of the exposed Stillwater Complex, which is a large differentiated, mafic-ultramafic layered intrusive that is analogous in terms of lithologies and mineralization to the Bushveld Igneous Complex in South Africa. Like the prolifically mineralized Bushveld intrusive complex, and as evidenced by the adjacent Stillwater platinum-palladium mine, as well as previous exploration results on the project, Starfield believes its large land position covers several excellent PGM, copper-nickel-cobalt-platinum-palladium and chromium exploration targets.

All dollar values are in Canadian dollars unless otherwise indicated.

Three general targets present on Starfield’s Stillwater Project are of particular interest with respect to the exploration of PGM mineralization. These include the “A” and “B” chromitites located near the base of the Ultramafic Series, the Volatile Enriched Zone (“VEZ”) located at the top of the Ultramafic Series and the potentially strongly mineralized discordant dunite bodies cutting the Ultramafic Series. The VEZ target lies a few hundred feet west of and down section of the JM Reef, which is the PGM-bearing complex that is currently being exploited by Stillwater Mining. (A schematic of Starfield’s claims in the Stillwater district is available on the Company’s website.). Starfield’s priority was to assemble all of the historical data from the Stillwater Project and the new claims purchased from Beartooth.

The VEZ is considered by Starfield geologists to be largely magmatic in origin and is thought to have considerable size potential. It is a graphite/sulphide-bearing horizon that is subparallel to and is located 150 to 400 metres down section (south) of the JM Reef currently being mined by Stillwater Mining Company.  A helicopter-borne electromagnetic and aeromagnetic survey flown in 2000 indicated the VEZ exhibits a nearly continuous conductivity anomaly, believed to represent sulphide mineralization approximately 12 kilometres in length west of the Stillwater River, located on Starfield’s claims.  Previous sampling on this segment reportedly averaged 0.13 ounces per ton (4.45 g/t) platinum and 0.32 ounces per ton (10.96 g/t) palladium over a width of 7.6 metres (25 feet).  The drilling program is designed to follow-up on previous surface samples that averaged 18.3 g/t Pt+Pd with an average Pd:Pt ratio of 2.5:1.

The second PGM planned drill target in the 2011 exploration program was a PGM-bearing discordant dunite body, approximately 250 metres in diameter, located in the Crescent Creek area. This intrusive body may be analogous to strongly mineralized, discordant dunite bodies present in the Bushveld Complex.  Previous rock chip grab samples from the Crescent Creek dunite area reportedly returned combined Pt+Pd grades in excess of 80 g/t. Additionally, this target possesses a strong PGM soil geochemical anomaly that is 900 metres by 300 metres in size.

The 2011 helicopter-supported exploration drilling program, consisting of five holes totalling 4,091 feet, was focused on two of the better known PGE targets present on the Stillwater project (i.e. the VEZ and Crescent Creek dunite). Most of the 2011 drilling occured along segments of the VEZ horizon, which Starfield geologists feel is analogous to the Pt-Pd bearing UG2 Reef in the Bushveld Complex. The initial drilling targeted segments of the VEZ having coincident PGE soil geochemical and airborne conductivity anomalies. It is believed that the conductivity anomalies are probably due to the presence of sulphides and graphite.

During the quarter ended August 31, 2011, the Company completed two exploration holes. One hole, EB11-01, which was completed to a depth of 737 feet during August 2011, targeted a segment of the VEZ located east of the Coors 602 resource. Drill hole LM11-01, which was also completed during August 2011 to a final depth of 777 feet, targeted a segment of the VEZ located west of the Coors 602 resource.

During September, 2011, the Company completed three exploration holes. Hole LM 11-02 is located west of LM 11-01, and targeted the same segment of the VEZ as did LM 11-01. This hole, which was completed at a depth of 786’ (239.6m), intersected some of the visually most interesting lithologies of the program.

Hole IC 11-01, which was drilled to a final depth of 862’ (262.7m), targeted the segment of the VEZ located east of the Janet 50 resource area. As with the other holes along the VEZ, this segment is characterized by coincident airborne geophysical and anomalous Pt- Pd soil geochemistry.

A review of the assay data from drill results of the 2011 exploration program revealed that none of the widely spaced holes drilled along various segments of the VEZ horizon located west of the Stillwater river contained any significantly anomalous Pt-Pd mineralization.

All dollar values are in Canadian dollars unless otherwise indicated.

Hole CC 11-01, which was drilled to a final depth of 919.5’ (280.2m) targeted a poorly exposed dunite possessing strongly anomalous Pt- Pd values in previous soil and rock chip sampling. The hole intersected weakly anomalous Pt and Pd values near the surface and two potentially significant zones of sulphide mineralization (i.e. 708.0’-728.5’ and 845.0’-857.5’), and terminated in unmineralized norite, the country rock.

A review of the October 1988 feasibility study was completed on the chrome properties on its Stillwater properties. The properties contain the formerly operating Benbow and Mountain View mines, which were the only chrome mines to ever produce in North America, and were last operated during the Korean War.  A non-NI 43-101 compliant feasibility study was completed by James Askew Associates for Chrome Corporation of America in 1988.  After an internal review of this study, management believes that its chrome properties in Montana may have become economic again. Due to current economic circumstances, the Company has delayed the completion of an updated 2012, 43-101 report on the chrome assets.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2.0 million.

On May 7, 2012, the Company relinquished its long term holding on the Benbow chromite mining leases.

The Company will maintain the most geologically favourable parts of this property with no plans for exploration drilling in 2012.

SUPERIOR MINE PROJECT

The Company will maintain this property with no plans for exploration drilling in 2012.

The Superior Mine Project, totalling approximately 3,160 acres, is located approximately 140 kilometres northwest of Reno, Nevada, in Plumas County, north-eastern California. The project consists of 36 patented lode mining claims leased from California-Engels Mining Company and 122 unpatented lode mining claims (Teagan claims), which are subject to the terms of the California-Engels lease agreement and 10 claim fractions.  During the quarter ended November 30, 2010, the Company dropped certain claims in the Moonlight project that were considered ancilliary to the core project, and these claims did not have any ascribed value in the acquisition.

The project occurs in a structurally complex area at the northeast most end of the Sierra Nevada Batholith and overlies a dominantly mafic intrusive body known as the Lights Creek Stock. The project is situated in a part of the Plumas Copper Belt, the site of many historically productive high-grade copper-gold-silver mines, which have been largely inactive since the1930’s. Within the current land position, there are two advanced exploration targets, the Superior and Engels mines, but only the Superior mine has a historical (non NI 43-101 compliant) resource.  This resource located entirely on patented mining claims, totals 43 million tons and averages 0.56% copper.

On October 29, 2009, Starfield completed its drill program at the Engels Prospect to follow up on drilling performed in 2007 where several intervals contained more than 4% copper.  During this initial program, three angle core holes were completed that totaled 574 feet (175 metres).  This drilling was designed to confirm the previously reported high-grade copper intersection and to provide a better understanding of the geology and the nature of the copper mineralization present.

Starfield announced the initial assay results from the above-noted program on November 25, 2009. This release of information covered drill holes ME09-01, which was drilled to a depth of 250 feet, and ME09-02, which was drilled to a depth of 134 feet.  In drill hole ME09-01, the first 140 feet of the hole averaged 1.88% copper, including a 13.5 foot interval between 96.5 feet and 110 feet that averaged 5.36% copper and a 10.0 foot interval between 130 feet and 140 feet that averaged 8.23% copper. In addition, hole ME09-01 contained a 31.5 foot interval between 158.5 feet and 190 feet that averaged 3.38% copper, which included a 10.5 foot interval averaging 8.87% copper.

All dollar values are in Canadian dollars unless otherwise indicated.

In drill hole ME09-02, the first 74.3 feet of the hole averaged 3.26% copper, including a 6.5 foot interval between 32.5 feet and 39.0 feet that averaged 6.74% copper and a 17.3 foot interval between 46.0 feet and 63.3 feet that averaged 9.94% copper. In addition, there was a 9.7 foot interval between 79.3 feet and 89.0 feet that averaged 11.25% copper. A cross-section of holes ME09-01 and ME09-02 can be viewed on the Company’s website. The intervals listed above are core lengths and do not necessarily depict true width.

On December 1, 2009, Starfield announced additional assay results from the Company’s initial drilling program at its Superior copper project. The table below provides silver assay results from ME09-01 and ME09-02. The intervals listed are drill core lengths and do not necessarily depict true width.

Superior Engels 2009 Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Silver (g/t)
ME09-01	98.0	140.0	42.0	40.9
	158.5	176.0	17.5	54.5
ME09-02	42.0	74.3	32.3	61.8
	79.3	89.0	9.7	87.5

Hole ME09-02 also encountered several minor intercepts of gold ranging from 1.5 g/t to 3.6 g/t.

In April 2010, Starfield contracted Fugro Airborne Surveys to fly a detailed helicopter borne DIGHEM EM and aeromagnetic survey of the entire Moonlight project.

This survey, which totalled 440 line kilometres (224 line miles), confirmed previous geologic mapping, and better defined lithologic contacts. The locations of major structures, some of which appear to have served as controlling structures (“feeders”) for the copper mineralization, are also evident. This information provides the basis for further geochemical sampling, detailed geologic mapping and the second phase of exploration drilling.

In June 2010, the Company undertook a second phase of drilling to further evaluate the remaining high grade, structurally controlled copper mineralization adjacent to areas previously mined at the Engels mine. This program consisted of four angled holes (ME10-04 through ME10-07) totalling 1,497 feet. Of these holes, ME10-04 through ME10-06 were drilled proximal to the underground workings a short distance northeast (ME10-04 and ME10-06) and/or southwest (ME10-05) of the 2009 drill holes, while ME10-07 was drilled on strike, but immediately northeast of previous mining operations.

The two “step-out” holes returned particularly favourable results. Hole ME10-05 returned 91 feet of 5.09% copper and 68.5 g/t silver, including a 55 foot section of 7.99% copper and 108.6 g/t silver. Hole ME10-04 intersected 84 feet of 2.04% copper and 15.3 g/t silver within a 109 foot section of 1.81% copper and 13.8 g/t silver.

The table below provides assay results from the four holes. The intervals listed are drill core lengths and do not necessarily depict true width.

All dollar values are in Canadian dollars unless otherwise indicated.

Superior Engels 2010 Copper and Silver Assay Results

Hole No.	From (f)	To (f)	Interval (f)	Copper (%)	Silver (g/t)
ME10-04	16.0	125.0	109.0	1.81	13.80
including:	16.0	100.0	84.0	2.04	15.30
	141.0	178.0	37.0	1.95	22.20
	190.0	225.0	35.0	0.79	5.25
ME10-05	10.0	101.0	91.0	5.09	68.50
including:	39.0	94.0	55.0	7.99	108.60
	110.0	120.5	10.5	1.46	13.20
	159.5	191.5	32.0	2.46	20.20
ME10-06:A	168.0	178.0	10.0	0.76	5.20
	213.0	224.0	11.0	0.54	3.86
	238.0	245.5	7.5	1.39	12.80
	330.0	338.0	8.0	4.90	41.40
ME10-07	262.0	275.0	13.0	1.90	15.70
	305.0	310.0	5.0	0.95	9.90

NEVADA GOLD PROPERTIES

The Nevada property position consists of the Dome Hill project. The Company continues to hold the Dome Hill property which straddles the Nevada-California border.  In May 2011, the Company entered into an option agreement with a US gold company whereby they have the option to purchase the Dome Hill property over a three year period for a nominal amount. The Stealth property third party lease was terminated in August 2011, and the Company decided to allow these claims to lapse.

As the Company has determined that it no longer intends to pursue its interest in the Dome Hill project, all accumulated costs have been written-off as at May 31, 2011.

SUMMARY OF QUARTERLY RESULTS

The following is a summary of selected financial data for the Company for its last eight completed quarters:

All dollar values are in Canadian dollars unless otherwise indicated.

	2012	2012	2012	2011	2011	2011	2011	2010
	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31	Feb 28	Nov 30
Quarter ended	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenue	-	-	-	-	-	-	-	-
Exploration	96	33	282	1,287	2,902	765	455	1,081
Administration	365	352	237	351	382	438	751	467
Net loss, IFRS	(472)	(400)	(1,240)	(1,743)	(3,402)	(2,219)	(1,296)	(1,525)
Deferred mineral property costs	163	(1,874)	20	64	177	(987)	72	31
Cash	1,744	2,550	1,061	1,355	4,013	5,787	3,884	1,068
Basic and diluted loss per share	0.00	0.00	0.00	0.00	(0.01)	0.00	0.00	0.00
Weighted average number of shares	718,801	718,801	718,801	718,801	714,057	651,434	640,999	578,022

Note: the above table is in thousands of Canadian dollars except for per share items, which are in Canadian dollars, and weighted average numbers of shares, which are in thousands

Three and six months ended August 31, 2012 compared to the three and six months ended August 31, 2011

Deferred property acquisition and maintenance expenditures incurred in the three and six month periods ended on August 31, 2012 and August 31, 2011, were as follows:

	3 Months ended	3 Months ended	6 Months ended	6 Months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	($000's)	($000's)	($000's)	($000's)
Maintenance costs	163	177	239	190
Write-down of mineral properties	0	0	0	(1,000)
Sale of mineral claims	0	0	(1,950)	0
Total deferred acquisition and maintenance expenditures	163	177	(1,711)	(810)

During the three months ended August 31, 2012, deferred acquisition and maintenance expenditures decreased $14 compared to the same period in the prior year primarily due to the relinquishment of the Benbow chromite mining lease.

Deferred acquisition and maintenance for the six months ending August 31, 2012 decreased $901 from the corresponding six months of the previous year due to the sale of mining claims at the Stillwater property, a reduction in the Ferguson Lake property mining claim holdings, as well as the relinquishment of the Benbow chromite mining lease.

The Company decided to discontinue the Stealth and Dome Hill projects and all accumulated costs of $1,000 have been written-off by the quarter ended May 31, 2011.

During the quarter ended May 31, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2.0 million.

Exploration and General and administration expenditures incurred in the three and six month periods ended August 31, 2012 and August 31, 2011, were as follows:

All dollar values are in Canadian dollars unless otherwise indicated.

	3 Months ended	3 Months ended	6 Months ended	6 Months ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011
	($000's)	($000's)	($000's)	($000's)
Exploration	96	2902	129	3667
General and administration
Director's fees	2	58	7	115
Investor relations	58	76	91	101
Legal and audit	104	53	184	173
Management compensation	67	75	144	151
Rent and office	74	85	148	159
Stock-based compensation	33	18	82	49
Transfer and regulatory fees	21	7	43	44
Travel and convention	6	10	18	28
Total general and administrative expense	365	382	717	820
Total exploration general and administrative expense	461	3284	846	4487

Exploration expense for the three months ended August 31, 2012 decreased $2,806 from the similar prior year period primarily due to the cancellation of the Ferguson Lake and Stillwater 2012 drilling programs.

Exploration expense for the six months ended August 31, 2012 decreased $3,538 from the similar prior year period primarily due to the temporary delay of the construction of the hydromet mini-pilot plant during 2011 due to cash constraints as well as the Company’s  cancellation of the Ferguson Lake and Stillwater 2012 exploration drilling programs.

General and administrative expenses for the three months ended August 31, 2012 were $17 lower than those of the corresponding three months of the previous year due to the combination of the following changes:

•	Director fees are lower due to a reduction in the number of Board members, a reduction in meeting and committee chairperson rates, and the increased use of teleconference technology;
•	Legal and audit expenses increased due to higher legal and arbitration costs;
•	Management compensation charges decreased due to senior executive salary reductions;
•	Rent and office expenses are lower resulting from the elimination of one Toronto office lease in late 2011.
•	Stock-based compensation was higher as a result of a stock option grant in January, 2012;
•	Travel and conference expenses decreased due to an effort by management to lower costs.

General and administrative expenses for the six months ended August 31, 2012 were $103 lower than those of the corresponding three months of the previous year due to the combination of the following changes:

•	Director fees are lower due to a reduction in the number of Board members, a reduction in meeting and committee chairperson rates, and the increased use of teleconference technology;
•	Legal and audit expenses decreased due to lower legal and arbitration costs;
•	Management compensation charges decreased due to senior executive salary reductions;
•	Rent and office expenses are lower resulting from the elimination of one Toronto office lease in late 2011.
•	Stock-based compensation was higher as a result of a stock option grant in January, 2012;
•	Travel and conference expenses decreased due to an effort by management to lower costs.

All dollar values are in Canadian dollars unless otherwise indicated.

During the year six month period ended August 31, 2012, the Company recognized $82 in stock-based compensation expense (August 31, 2011 -$58) with a corresponding credit to contributed surplus on the balance sheet, of which $nil of the expense was charged to exploration expense (August 31, 2011 - $9). The Company realizes the fair market value of the stock-based compensation over the vesting period of the options within each tranche of the stock option award. The fair value of the options granted is calculated using the Black-Scholes option pricing model including an estimate of forfeiture. Options vest equally, with one quarter vesting immediately, and the remainder vesting equally after six, twelve, and eighteen months, respectively, from the date of grant.

LIQUIDITY

General

The going concern basis of presentation contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures (“CEE”) prior to December 31, 2012.  The Company has working capital of $1,444 to fund a portion of the above noted CEE and is therefore required to raise additional cash flows to be able to meet the flow-through requirements by December 31, 2012.  To the extent that the Company does not meet the CEE expenditure requirement prior to December, 31, 2012, the Company will be subject to the provision of the Flow-Through Subscription Agreement in which the flow-through common shares were issued, resulting in a contractual obligation to the Company of approximately $2,100.  Assuming that the Company does not complete the CEE prior to December 31, 2012, this will result in the Company have a pro forma working capital deficiency of approximately $700 after reflecting the associated flow-through agreement contractual obligation, but not including the effect of the costs of ongoing operation.  The Company currently has no sources of cash inflows, other than equity (non flow-through and flow-through) financings or the disposal of mineral property interests.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise sufficient equity financing or through the disposal of certain of its mineral property interests.  There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption.

The activities of the Company, principally the acquisition and exploration of mineral properties, are financed through the completion of offerings involving the sale of equity securities. These equity offerings generally include private placements and the exercise of warrants and options.
Since Starfield is an exploration stage company, it does not have the ability to generate significant amounts of cash and cash equivalents in the short term. As described above, exploration stage companies are heavily reliant on the equity market to fund activities, usually through private placements. Today’s equity markets make this alternative difficult without incurring significant dilution to existing shareholders. Starfield is considering all available alternatives, given appropriate pricing and other market conditions.

As of the date of this report, the Company had approximately $1.4 million in cash, which is held at the Royal Bank of Canada in Toronto. Starfield continues to consider opportunities for equity financing or joint venture partnerships.

On May 7, 2012, the Company sold 179 mining claims in its Stillwater property to Stillwater Mining Company for $US 2.0 million. The funds will be used for working capital and exploration in Canada and the United States.

As at August 31, 2012, Starfield had $1.7 million in cash (February 29, 2012 - $1.1 million) and working capital of $1.4 million (February 29, 2012 - $0.5 million). The increase in cash at August 31, 2012, compared to February 29, 2012, is due to the proceeds from the sale of mining claims at the Company’s Stillwater property.

All dollar values are in Canadian dollars unless otherwise indicated.

There are 131.4 million warrants outstanding at August 31, 2012, (February 29, 2012 - 133.3 million) at a weighted average exercise price of $0.11, which, if fully exercised, would raise almost $14.4 million (February 29, 2012 - $14.7 million). The dollar value contribution of only in-the-money warrants is $nil.

There are also 19.8 million stock options outstanding at August 31, 2012, (February 29, 2012 - 30.5 million) with a weighted average exercise price of $0.15 that would contribute approximately $3.0 million (February 29, 2012 - $9.5 million) if exercised in full. The dollar value contribution of only in-the-money options is $nil.

The Company’s interest rate risks are limited to interest-bearing cash balances. Accounts payable and accrued liabilities are short-term and non-interest bearing.

As of the date of this MD&A, the Company had entered into the following non-discretionary contractual financial obligations:

		Less than		More than
Item ($, in thousands)	Total	1 year	1-3 years	3 years

Toronto office leases	157	67	90	0

Starfield’s receivables are mainly comprised of GST recoveries.

Prepaid expenses and deposits consist primarily of $0.3 million on deposit with the Kivalliq Inuit Association as reclamation, wildlife and environmental bonds, and $0.1 million for insurance.

Income and Capital Taxes

For the six months ended August 31, 2012, the Company paid income and capital tax of $15.

Other

Starfield is not aware of any undisclosed commitments, events, risks or uncertainties that the Company reasonably believes will materially affect the Company's future performance.

Starfield has no defaults or arrears or anticipated defaults or arrears on dividend payments, lease payments, interest or principal payment on debt, debt covenants, and redemption or retraction or sinking fund payments.

The Company had no other unusual or infrequent events or transactions over the past year.

CAPITAL RESOURCES

Starfield has no commitments for additional capital expenditures as of the date of this report.

The discovery, development and acquisition of mineral properties are, in many instances, unpredictable events. Future metal prices, the success of exploration programs and other property transactions can have a significant impact on capital requirements. The Company does not expect to receive significant income from any of its properties within the foreseeable future. Should the Company decide to further develop any of its properties, the Company may fund its capital requirements by arranging additional equity financing, arranging joint ventures with other companies, or through a combination of the above.

All dollar values are in Canadian dollars unless otherwise indicated.

RISKS AND UNCERTAINTIES

Exploration and mining companies face many and varied kinds of risks. While risk management cannot eliminate the impact of all potential risks, the Company strives to manage such risks to the extent possible and practical.

The principal activity of the Company is mineral exploration, which is inherently risky. Exploration is also capital intensive, and the Company currently has no source of income other than that described above. Only the skills of its management and staff in mineral exploration and exploration financing serve to mitigate these risks, and therefore are one of the main assets of the Company.

Following are the risk factors, which the Company’s management believes are most important in the context of the Company’s business. It should be noted that this list is not exhaustive and that other risk factors may apply. An investment in the Company may not be suitable for all investors.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production. The Company competes with a number of other entities in the search for and the acquisition of productive mineral properties. Many competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a global basis. As a result of this competition, the majority of which is from companies with substantially greater financial and technical resources than Starfield, the Company may be unable to acquire attractive properties in the future on terms it considers acceptable or recruit and retain qualified employees. In addition, Starfield competes with other resource companies, many of whom have more advanced properties that are better able to attract equity investments and other capital. Existing or future competition in the mining industry could adversely affect the Company’s prospect for mineral exploration and success in the future.

The ability of the Company to acquire properties depends on its success in exploring and developing its present properties and on its ability to select, acquire, and bring to production suitable properties or prospects for mineral exploration and development. Factors beyond the control of the Company may affect the marketability of minerals mined or discovered by Starfield. Mineral prices have historically been subject to fluctuations and are affected by numerous factors beyond the control of the Company.

Title Matters

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Company’s interests, including prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected defects.

A significant part of the Company’s mineral rights consist of “unpatented” mining claims created and maintained in accordance with the U.S. General Mining Law of 1872. Unpatented mining claims are unique U.S. property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain. This uncertainty arises, in part, out of the complex federal and state laws and regulations that supplement the U.S. General Mining Law of 1872. Also, unpatented mining claims are always subject to possible challenges by third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

All dollar values are in Canadian dollars unless otherwise indicated.

In recent years, the U.S. Congress has considered a number of proposed amendments to the General Mining Law. Although no such legislation has been adopted to date, there can be no assurance that such legislation will not be adopted in the future. If ever adopted, such legislation could, among other things, impose royalties on production from currently unpatented mining claims located on federal lands. If such legislation is ever adopted, it could have an adverse impact on earnings from the Company’s operations, and it could reduce estimates of the Company’s present resources and the amount of the Company’s future exploration and development activity on federal lands.

Going Concern

The going concern basis of presentation contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.  The Company has flow through share expenditures commitments totaling $3,789 which is required to be spent on qualifying Canadian Exploration Expenditures (“CEE”) prior to December 31, 2012.  The Company has working capital of $1,444 to fund a portion of the above noted CEE and is therefore required to raise additional cash flows to be able to meet the flow-through requirements by December 31, 2012.  To the extent that the Company does not meet the CEE expenditure requirement prior to December, 31, 2012, the Company will be subject to the provision of the Flow-Through Subscription Agreement in which the flow-through common shares were issued, resulting in a contractual obligation to the Company of approximately $2,100.  Assuming that the Company does not complete the CEE prior to December 31, 2012, this will result in the Company have a pro forma working capital deficiency of approximately $700 after reflecting the associated flow-through agreement contractual obligation, but not including the effect of the costs of ongoing operation.  The Company currently has no sources of cash inflows, other than equity (non flow-through and flow-through) financings or the disposal of mineral property interests.  The Company's ability to continue as a going concern is dependent on the ability of the Company to raise sufficient equity financing or through the disposal of certain of its mineral property interests.  There are no assurances that the Company will be successful in achieving this goal and as a result there is substantial doubt regarding the applicability of the going concern assumption.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations.  The recoverability of the carrying value of exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to raise financing, the achievement of profitable operations or, alternatively, upon the Company’s ability to dispose of its interests on an advantageous basis.  Changes in future conditions could require material write-downs of the carrying values of mining assets.  Some of the Company’s mining assets are located outside of Canada and are subject to the risk of foreign investment, including currency exchange fluctuations.

Acquisition and Integration

From time to time the Company examines opportunities to acquire additional mining assets and business. Any acquisition that the Company may complete may be of significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisition would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material resource may prove to be below expectation; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may suffer dilution. Alternatively, the Company may choose to finance any acquisition with existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisition.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company is Experiencing Negative Cash Flow

The success of the Company’s business will depend upon the Company’s ability to develop its cash flow from operations to a point where it becomes profitable. The Company currently has limited cash on hand and no revenue from operations. Since it is experiencing negative cash flow, its cash reserves are being depleted. Accordingly, the Company must obtain additional funds presently through the sale of equity and/or debt capital. The only alternatives for the financing of the Company’s business would be the offering by the Company of an interest in its mining properties to be earned by another party or to obtain project or operating financing from financial institutions.

If the Company cannot increase its cash flow and become profitable, it will have to raise additional funds. However, such funds might not be available on acceptable terms, and, as a result, there would be a material adverse effect on the Company (its business and results of operations), and it may not achieve its business objectives.

The Company has No History of Operations

The Company has no history of development on any of its properties. The Company may experience higher than budgeted costs and delays which were not expected. The Company must also locate and retain qualified personnel to conduct exploration work.  Further adverse changes in any one of such factors or the failure to locate and retain such personnel will have an additional adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a Very High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The Company’s drilling activities are in the advanced exploration stage, and such advanced exploration is subject to the risk that previously reported inferred mineralization may not be economic. If this occurs, the Company’s existing resources may not be sufficient to support a profitable mining operation.

The Company’s activities are subject to a number of factors beyond its control, including intense industry competition and changes in economic conditions (including some operating costs, such as electrical power). Its operations are subject to all the hazards normally incidental to exploration, development and production of base and precious metals, any of which could result in work stoppages, damage to or loss of property and equipment, and possible environmental damage.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

All dollar values are in Canadian dollars unless otherwise indicated.

Foreign Operations

Many of the Company’s property interests are located in the United States of America (“USA”), and are subject to that jurisdiction’s laws and regulations. The Company believes the present attitude of the USA to foreign investment and mining to be favourable, but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Company.

Foreign Currency Translation

The consolidated financial statements of the Company are presented in Canadian dollars, the functional currency. The operations of several of its subsidiaries are in US dollars.  The operations of the subsidiaries are translated as follows: monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date; non-monetary items and any related amortization of such items are translated at the rate of exchange in effect when the assets were acquired or obligations incurred; and all income and expense items are translated at average exchange rates prevailing during the year. Exchange gains and losses are included in net loss for the year. Management monitors foreign exchange derived from currency conversions but does not hedge its foreign currency. A significant change in the Canadian to US dollar exchange rate could have an adverse effect on the Company.

The Company is Dependent on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel. The Company does not maintain life insurance for key personnel, and the loss of the services of senior management or key personnel could have a material and adverse effect on the Company, its business and results of operations.

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insurable

Hazards, such as unusual or unexpected geological formations and other conditions, are inherent in mineral exploration and development. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The occurrence of such liabilities could have a material, adverse effect on the Company’s financial position and results of operation.

The Company currently carries general commercial liability, tenant’s legal liability, building, contents and contractors equipment insurance, as well as directors’ and officers’ insurance. Additionally, all contractors carry their own general and equipment liability insurance. Although the Company intends to maintain liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operation.

There is Uncertainty of the Nature and Amount of the Company’s Resources

While the Company has carried out, and will carry out on an annual basis, estimates of its mineral resources, this should not be construed as a guarantee that such estimates are accurate. If such estimates prove to be materially inaccurate, that would have a material effect on the Company’s business and operations.

All dollar values are in Canadian dollars unless otherwise indicated.

The Company may Experience Uncertainty in Marketing the Nickel, Copper, Platinum, Palladium, Chromium, Gold and Cobalt which it may Potentially Mine

The Company’s future revenues are expected to be in large part derived from the mining and sale of nickel, copper, platinum, palladium, chromium, gold and cobalt. The prices of these metals fluctuate, and are affected by numerous factors beyond the Company’s control, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new mine development and improved mining and production methods. Any unfavourable change in these factors could cause the Company’s revenues, operations and financial condition to be materially adversely affected.

The Company’s Activities are Subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, land claims of First Nations and local people, environmental protection and remediation, endangered and protected species, mine safety and other matters. These laws and regulations are administered by various governmental authorities including but not limited to:

(a)	Government of Canada
(i)	Canada Customs and Revenue Agency (taxation)
(ii)	Canadian Environmental Assessment Agency, Environment Canada (environ-mental protection)
(iii)	Natural Resources Canada (land use and conservation)
(iv)	Dept. of Fisheries and Oceans (land use and conservation)
(v)	Dept. of Indian Affairs and Northern Development (land use and conservation)

(b)	Government of Nunavut
(vi)	Dept. of Sustainable Development (mineral tenure, development and use)
(vii)	Nunavut Planning Commission (land use and conservation)
(viii)	Nunavut Water Board, (environmental protection) (land use and conservation)
(ix)	Dept. of Finance (taxation)
(x)	Nunavut Impact Review Board (mine plans, labour rights and relations)
(xi)	Dept. of Culture, Language, Elders and Youth (mine plans, labour rights and relations)
(xii)	Kivalliq Inuit Association (land use and conservation)

(c)	Kivalliq Designated Inuit Organization
(xiii)	Inuit Impact and Benefit Agreement (tax assessment)
(xiv)	Keewatin Regional Land Use Plan (building permitting)
(xv)	Kivalliq Inuit Association (business licensing)

(d)	Government of the United States of America

(e)	Government of California

(f)	Government of Montana

(g)	Government of Nevada

In addition, the current and future operations of the Company, from current exploration through to future development activities and production, require permits, licenses and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date, however, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a material and adverse effect on the Company, its business and results of operations.

All dollar values are in Canadian dollars unless otherwise indicated.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a material and adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties, or require abandonment or delays in development of its mining properties. Failure to comply with the conditions set out in any permit or failure to comply with the applicable statutes and regulations may result in orders to cease or curtail production, development or exploration.

The Company’s Activities are Subject to Extensive Environmental Protection Requirements

All phases of the Company’s operations are subject to federal, provincial and local environmental regulation in the various jurisdictions in which it operates, which potentially could make operations expensive or prohibit them altogether. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation.  They also set limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations or prevent operations all together.  Environmental hazards may exist (on the properties on which the Company holds and will hold interests) which are unknown to the Company at present and which have been caused by previous or existing owner or operation of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations, which could potentially make operations expensive or prohibit them altogether. To the extent such future approvals are required and not obtained, the Company may be curtailed or prohibited from restarting, continuing or proceeding with planned exploration or development of the Resource Property.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the development of resource properties may be required to compensate those suffering loss or damage by reason of the mining activities, and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

All dollar values are in Canadian dollars unless otherwise indicated.

Conflicts of Interest

Certain of the directors and officers of the Company may also serve as directors and officers of other companies involved in gold and precious and base metals or other natural resource exploration and development and consequently, the possibility of conflict exists. Any decisions made by such directors involving the Company will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Company and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

The Company does not Pay Dividends

The Company has never paid a cash dividend. Investors cannot expect to receive a dividend on their investment in the foreseeable future, if at all. Accordingly, it is likely investors will not receive any return on their investment in the Company’s securities other than possible capital gains.

Supply/Demand Outlook for Metals

The Company believes that there are a significant number of external forces acting on supply and demand of base and precious metals. The metal markets for nickel, copper, platinum and palladium, chromium, gold, and cobalt demonstrate considerable volatility, and the Company is unable to predict future metal prices with any certainty.

TRANSACTIONS WITH RELATED PARTIES

There were no related party transactions during the six months ended August 31, 2012.

OFF-BALANCE SHEET TRANSACTIONS

The Company has not entered into any off-balance sheet transactions.

SIGNIFICANT ACCOUNTING POLICIES

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period.  Estimates and assumptions are continually evaluated and are based on management's experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.  However, actual outcomes can differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the balance sheet date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i) Mineral properties

The application of the Group's accounting policy for mineral properties requires judgment in determining whether it is likely that future economic benefits are likely, which may be based on assumptions about future events or circumstances.  Estimates and assumptions made may change if new information becomes available.  If, after expenditure is capitalized, information becomes available suggesting that the recovery of expenditure is unlikely, the amount capitalized is written down to the estimated recoverable amount in the consolidated statement of income in the period when the new information becomes available.

All dollar values are in Canadian dollars unless otherwise indicated.

ii) Contingencies:

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

iii) Recovery of deferred income tax assets:

Judgment is required in determining whether deferred income tax assets are recognized on the consolidated balance sheet.  Deferred income tax assets, including those arising from un-utilized tax losses, require management to assess the likelihood that the Group will generate taxable earnings in future periods in order to utilize recognized deferred tax assets.  Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.  Deferred income tax assets are recorded to recognize tax benefits only to the extent that, based on available evidence, it is more likely than not that they will be realized.

iv) Fair value estimates for stock options:

Stock based compensation is accounted for using the fair market value method. Under this method, stock option expense is determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.

Accounting Standards adopted during the period

IFRS 7 Financial instruments: Disclosures (“IFRS 7”) was amended by the IASB in October 2010 and provides guidance on identifying transfers of financial assets and continuing involvement in transferred assets for disclosure purposes. The amendments introduce new disclosure requirements for transfers of financial assets including disclosures for financial assets that are not derecognized in their entirety, and for financial assets that are derecognized in their entirety but for which continuing involvement is retained. The amendments to IFRS 7 are effective for annual periods beginning on or after July 1, 2011. IFRS was further amended to provide guidance on the eligibility criteria for offsetting assets and liabilities, as a single net amount in the balance sheet. There was no impact to the Company arising from the adoption of this standard.

Accounting Standards issued for adoption in future periods

IFRS 9 Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through profit or loss or at fair value through other comprehensive income. This standard is required to be applied for accounting periods beginning on or after January 1, 2015, with earlier adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 9 on its financial statements.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) provides a single model to be applied in the control analysis for all investees, including entities that currently are special purpose entities in the scope of Standing Interpretations Committee 12. In addition, the consolidation procedures are carried forward substantially unmodified from IAS 27 Consolidated and Separate Financial Statements. The Company intends to adopt IFRS 10 in its financial statements for the annual period beginning on January 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 10 on its financial statements.

All dollar values are in Canadian dollars unless otherwise indicated.

IFRS 11 Joint Arrangements (“IFRS 11”) replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures. IFRS 11 essentially carves out of previous jointly controlled entities, those arrangements which although structured through a separate vehicle, such separation is ineffective and the parties to the arrangement have rights to the assets and obligations for the liabilities and are accounted for as joint operations in a fashion consistent with jointly controlled assets/operations under IAS 31. In addition, under IFRS 11 joint ventures are stripped of the free choice of equity accounting or proportionate consolidation; these entities must now use the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall collapse the proportionately consolidated net asset value, including any allocation of goodwill, into a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 Investments in Associates and IAS 36 Impairment of Assets. Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. The Company intends to adopt IFRS 11 in its financial statements for the annual period beginning on January 1, 2013. The Company has not yet determined the impact of the amendments to IFRS 11 on its financial statements.

IFRS 12 Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 requires enhanced disclosure of information about involvement with consolidated and unconsolidated entities, including structured entities commonly referred to as special purpose vehicles or variable interest entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. The Company is currently evaluating the impact of this standard on its financial statements.

IFRS 13 Fair Value Measurement converges (“IFRS 13”) IFRS and US GAAP on how to measure fair value and the related fair value disclosures. The new standard creates a single source of guidance for fair value measurements, where fair value is required or permitted under IFRS, by not changing how fair value is used but how it is measured. The focus will be on an exit price. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with early adoption permitted. The Company has not yet determined the impact of the amendments to IFRS 13 on its financial statements.

An amendment to IAS 1 Presentation of financial statements (“IAS 1”) was issued by the IASB in June 2011. The amendment requires separate presentation for items of other comprehensive income that may be reclassified to profit or loss in the future. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The effective date is July 1, 2012 and earlier adoption is permitted. The Company is currently evaluating the impact of this amendment on its financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) was issued on October 20, 2011, by the IASB, to address accounting issues regarding waste removal costs incurred in surface mining activities during the production phase of a mine, referred to as production stripping costs. The new interpretation addresses the classification and measurement of production stripping costs as either inventory or as a tangible or intangible non-current “stripping activity asset”. The standard also provides guidance for the depreciation or amortization and impairment of such assets. IFRIC 20 is effective for reporting years beginning on or after January 1, 2013, although earlier application is permitted. The Company is assessing the impact, if any, the adoption of this standard may have on its financial statements.

All dollar values are in Canadian dollars unless otherwise indicated.

An amendment to IAS 28 Investments in associates was issued to conform to changes from the issuance of IFRS 10 to 12. The effective date is January 1, 2013. The Company is currently evaluating the impact of this amendment on its financial statements.

An amendment to IAS 32 Financial Statements in presentation was issued to clarify the meaning of “currently has legally enforceable right to set-off” as well as clarification that some gross settlement systems may be considered equivalent to net settlement. This amendment is effective for annual periods beginning on or after January 1, 2014. The Company is currently evaluating the impact of this amendment on its financial statements.

OTHER

Shares issued and outstanding

As of the date of this report, the Company had 718,800,545 shares issued and outstanding as well as 19.8 million options and 130.6 million warrants. The dollar value contribution of only in-the-money options and warrants would be approximately $nil.

Disclosure for Issuers without Significant Revenue

Additional disclosure concerning Starfield’s general and administrative expenses and deferred mineral costs is provided in the Company’s statement of operations and the accompanying notes contained in its audited financial statements for February 29, 2012 that is available on its SEDAR Page Site accessed through www.sedar.com.

Disclosure Controls and Procedures

Internal controls

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Financial Officer (“CEO”) and Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosure. Management of the Company, with the participation of the CEO and CFO, has evaluated the design and effectiveness of the Company’s disclosure controls and procedures as at February 29, 2012, as required by Canadian securities laws and has concluded that such controls and procedures are effective.

The Company’s management, under the supervision of the CEO and CFO, are responsible for establishing and maintaining the Company’s internal controls over financial reporting. Internal control is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of internal controls over financial reporting based on the framework established in “Internal Control - Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation and save for discussion related to segregation of duties below, management concluded that the Company’s internal controls over financial reporting were effective as at February 29, 2012.

During the evaluation it was determined that a material weakness existed in the design of internal controls over financial reporting. Not unlike many peers in the junior mining industry in Canada, the Company operates a relatively small head office and concentrates its personnel at its operating office in Toronto.  Due to the limited personnel, at its Toronto head office, adequate segregation of duties was identified as an area of material weakness. The Company does not have any immediate plans to hire additional staffing within the accounting group, but will continue to reassess internal requirements on a continual basis.

All dollar values are in Canadian dollars unless otherwise indicated.

Disclosure Controls and Procedures

An evaluation was performed under the supervision of and with the participation of management, including the President and Chief Executive Officer and the acting Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in the National Instrument 52-109. Based on that evaluation, the President and Chief Executive Officer and the acting Chief Financial Officer concluded that the design and operation of the Company’s disclosure controls and procedures were not effective as at February 29, 2012 due to the material weakness as described above.

Approval

The audit committee members and the board of directors of Starfield have approved the disclosure contained in this MD&A.

This MD&A is available on Starfield’s SEDAR Page Site accessed through www.sedar.com.

Other Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.starfieldres.com.

All dollar values are in Canadian dollars unless otherwise indicated.